UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sapphire Industrials Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80306T109

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80306T109

1.	Name of Reporting Person. Lazard Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 20,144,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 20,144,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,144,000
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 20.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 80306T109

1.	Name of Reporting Person. Lazard Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 20,144,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 20,144,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,144,000
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 20.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 80306T109

1.	Name of Reporting Person. Lazard Funding Limited LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 20,144,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 20,144,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,144,000
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 20.1%
12.	Type of Reporting Person (See Instructions) OO

ITEM 1 (a):	Name of Issuer:
Sapphire Industrials Corp (the “Issuer”)

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:
30 Rockefeller Plaza, 62nd Floor, New York, New York 10020, United States

ITEM 2(a):	Name of Person Filing:

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

ITEM 2(c):	Citizenship:
Lazard Ltd 30 Rockefeller Plaza New York, New York 10020 Bermuda Corporation

Lazard Group LLC 30 Rockefeller Plaza New York, New York 10020 Delaware Limited Liability Company

Lazard Funding Limited LLC c/o Sapphire Industrials Corp. 30 Rockefeller Plaza, 62nd Floor New York, New York 10021 Delaware Limited Liability Company

ITEM 2(d):	Title of Class of Securities:
Common Stock, par value $0.001 per share (the “Common Stock”)

ITEM 2(e):	CUSIP Number:
80306T109

ITEM 3:	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership.

(a)	Amount Beneficially Owned:

Lazard Ltd, a joint filer hereunder, controls, directly or indirectly, Lazard Group LLC. Lazard Group LLC is the sole member of Lazard Funding Limited LLC. Lazard Funding Limited LLC beneficially owns the 20,144,000 shares of Common Stock, par value $0.001 per share (“Common Stock”) of the Issuer, as well as 15,144,000 Founder Warrants, 5,000,000 Public Warrants, and 12,5000,000 of Insider Warrants (in each case defined below). Lazard Ltd and Lazard Group LLC are indirect beneficial owners of the reported securities. Since the Insider Warrants, Public Warrants and Founder Warrants are not exercisable within 60 days they are not included in numbers on the cover pages of this schedule.

In a private placement on October 2, 2007, the Issuer issued founder units each consisting of one share of Common Stock and one warrant (the “Founder Warrants”). Each Founder Warrant entitles the holder to purchase one share of Common Stock at an initial exercise price of $7.50 per share. The Founder Warrants (i) will become exercisable after the consummation of an initial business combination if and when the last sales price of the Common Stock exceeds $13.50 per share for any 20 trading days within any 30-trading day period beginning 90 days following an initial business combination, (ii) will not be redeemable by the Issuer as long as they are held by Lazard Funding Limited LLC or the Issuer’s directors, or their permitted transferees, and (iii) will not expire until the fifth anniversary of the date of the registration statement relating to the initial public offering of the Issuer’s securities. As of the date of this filing, there has been no announcement of a pending business combination.

As part of its initial public offering, the Issuer issued units each consisting of one share of Common Stock and one warrant (“Public Warrants”). Each Public Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $7.00 per share. The Public Warrants (i) will become exercisable upon the completion of an initial business combination and (ii) will not expire until the fourth anniversary of the date of the registration statement relating to the initial public offering of the Issuer’s securities. As of the date of this filing, there has been no announcement of a pending business combination.

In January 2008, Issuer issued warrants to Lazard Funding Limited LLC which entitles the holder to purchase one share of Common Stock at an exercise price of $7.50 per share (the “Insider Warrants”). The Insider Warrants (i) will become exercisable upon the completion of an initial business combination, (ii) will not be redeemable by the Issuer as long as they are held by Lazard Funding Limited LLC or its permitted transferees, (iii) will not be sold or transferred by Lazard Funding Limited LLC (except to its employees or to the Issuer’s directors at the same cost per Insider Warrant originally paid by Lazard Funding Limited LLC, who agree to be bound by the same restrictions) until 90 days after the consummation of the initial business combination, and (iv) will not expire until the fourth anniversary of the date of the registration statement relating to the initial public offering of the Issuer’s securities. As of the date of this filing, there has been no announcement of a pending business combination.

(b)	Percent of Class:

20.1% of the Issuer’s Common Stock, which percentage was calculated on 100,000,000 shares of Common Stock outstanding as of October 31, 2008, as reported by the Issuer on its Form 10-Q, filed November 6, 2008.

(c)	Number of shares as to which such persons have:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 20,144,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 20,144,000

ITEM 5:	Ownership of Five Percent or Less of a Class.

Not applicable

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

ITEM 8:	Identification and Classification of Members of the Group.

Not applicable

ITEM 9:	Notice of Dissolution of a Group.

Not applicable

ITEM 10:	Certification.

Not applicable

Exhibits:

Exhibit A: Joint Filing Agreement, dated as of February 2, 2009, by and among Lazard Ltd, Lazard Group LLC, and Lazard Funding Limited LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2009

LAZARD LTD

By:	/s/ Michael J. Castellano
Name:	Michael J. Castellano
Title:	Chief Financial Officer

LAZARD GROUP LLC

By:	/s/ Michael J. Castellano
Name:	Michael J. Castellano
Title:	Chief Financial Officer

LAZARD FUNDING LIMITED LLC

By:	/s/ Michael J. Castellano
Name:	Michael J. Castellano
Title:	Chief Financial Officer

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 2, 2009

LAZARD LTD		LAZARD GROUP LLC

By:	/s/ Michael J. Castellano	By:	/s/ Michael J. Castellano
Name:	Michael J. Castellano	Name:	Michael J. Castellano
Title:	Chief Financial Officer	Title:	Chief Financial Officer

LAZARD FUNDING Limited LLC

By:	/s/ Michael J. Castellano
Name:	Michael J. Castellano
Title:	Chief Financial Officer